September 24, 2009
Mr. Norman W. Gholson
Division of Corporation Finance
Securities and Exchange Commission

Re:	SEC comments on Kiwa Bio-Tech Products Group Corporation
Preliminary Proxy Statement Filed July 29, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed May 18, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed June 15, 2009
File No. 0-33167

Dear Mr. Norman:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Kiwa Bio-Tech Products Group Corporation (the “Company”) dated August 21, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General
1.
A number of the comments we raise in this letter are similar to comments that we raised less than one year ago in the course of reviewing your previous proxy statement filing.  You will expedite the processing of each of your filings if you ensure that you have addressed all issues and comments that the staff previously raised in all related reviews.

Response: We have reviewed comments of the Staff on our previous proxy statement and revised the preliminary proxy statement accordingly.  Each of the questions you raised has been addressed as follows.

Preliminary Proxy Statement Filed July 29, 2009
Proposal 1 – Election of Directors, page 4
2.
Provide complete five year biographical sketches, without any gap or ambiguities with regard to time or as to positions held during the five years.  For example, in the Lianjun Luo and Yunlong Zhang sketches on page 5, you do not indicate their principal occupation and employment after 2008.  See Item 401(e) of Regulation S-K.

Response: We have review the Item 401(e) of the Regulation S-K and updated the sketches of Mr. Lianjun Luo and Mr. Yunlong Zhang in the proxy statement as following: (Contents added in the revised proxy statement are underlined.)

Lianjun Luo became our director on March 27, 2004.  From January 2009 to present, Mr. Luo is a Partner of Beijing Pucheng Law Office.  Mr. Luo severed as Chief Financial Officer of the Company since March 12, 2004 to December 31, 2008.  Mr. Luo served as the Chief Financial Officer of Kiwa BVI from October 2002 to March 2004.  From January 2002 to October 2002, Mr. Luo served as the Chief Financial Officer of China Star.  From August 2000 to December 2001, Mr. Luo served as manager of the Security Department and as Assistant to the President at Jilin HengFa Group Ltd., a Chinese drug manufacturing company, responsible for the company’s preparation for an aborted IPO and for merger and acquisition activities.  From May 1998 to July 2000, Mr. Luo worked as manager of the Investment Department and Associate General Manager for Hongli Industry Co., Ltd., a Chinese investment company on merger and acquisition transactions.  Mr. Luo obtained his law degree from China University of Politics Science and Law in 1993.  Mr. Luo is a certified public accountant and lawyer in China.

Yunlong Zhang became one of our directors on March 27, 2004.  From January 2009 to present, Mr. Zhang is Vice President of the Company.  From May 10, 2007 to December 2008, Mr. Zhang was General Manager of our wholly-owned subsidiary, Kiwa Bio-Tech Products (Shandong) Co., Ltd.  From May 2000 to the 2008, Mr. Zhang had been the General Manager of China Star, responsible for its daily operations.  Mr. Zhang holds a degree in statistics.

In the revised biographical sketches of Mr. Lianjun Luo and Mr. Yunlong Zhang, we had indicated their principal occupation after 2008.  We also deleted some information regarding Mr. Yunlong Zhang’s professional experience from 1994 to 2000, which is more than 5 years old and is not helpful for readers to understand Mr. Yunlong Zhang’s professional competence.

Audit Committee Functions, page 7
3.	Provide the disclosure that Item 407(d)(3) of Regulation S-K requires, including the names of all members pursuant to Item 407(d)(3)(ii).

Response: We have referred to the Item 407(d)(3) of Regulation S-K and updated the information required in the Audit Committee Functions section.  Below is the section as revised.

During fiscal year 2008, the entire Board of Directors, acting as the audit committee had reviewed and discussed the audited financial statements with management;
The entire Board of Directors, acting as the audit committee had also discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380),1 as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

The entire Board of Directors, acting as the audit committee had also received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence; and

Based on the review and discussions the entire Board of Directors, acting as the audit committee recommended to the board of directors that the audited financial statements be included in the company's annual report on Form 10-K for the twelve months ended December 31, 2008.

Our Board of Directors of 2008 was made up of Mr. Wei Li, Mr. Lianjun Luo, Mr. Xucheng Hu, Mr. Yunlong Zhang and Prof. Qi Wang.

The revised section has indicated the Audit Committee functions as required by the Regulation S-K.  In the absence of the Audit Committee, the entire Board of Directors had acted as the Audit Committee.  Name of each member of the Board of Directors has been listed.

Proposal 3 – Approval of Increase in Authorized Shares of Common Stock, page 11
4.
We note your statement that “[t]he additional shares of common stock that we are seeking authorization for may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable. …One of these purposes … is to maintain sufficient shares to meet the reserve requirements 6% Secured Convertible Notes.”  State explicitly whether you intend to create a reserve for the potential issuance of shares for the 6% Secured Convertible Notes, and if so, disclose how many of the additional shares of common will be used for that purpose.  Also disclose explicitly whether you have any current plans, understandings or agreements to use any of the remaining shares.  We may have additional comments.

Response: We have revised this section of the proxy statement to indicate (1) the Company intends to create a reserve for the potential issuance of shares for the 6% Secured convertible Notes; (2) the number of shares will be used for that purpose; and (3) other current plans, understandings or arrangements to use any of the remaining shares.  Below is our revision of this section.

Second paragraph of Proposal 3 - Approval of Increase in Authorized Shares of Common Stock, page 11, has been revised as follows:

The additional shares of common stock that we are seeking authorization for may be used for such corporate purposes as the Board of Directors may determine from time to time to be necessary or desirable.  These purposes may include, without limitation: raising capital through the sale of common stock; acquiring other businesses in exchange for shares of common stock; and attracting and retaining employees by the issuance of additional securities under the Stock Plan and other employee equity compensation arrangements.  One of these purposes that we are seeking an increase in our authorized shares is to maintain sufficient shares to meet the reserve requirements 6% Secured Convertible Notes.  The Company intends to create a reserve for the potential issuance of shares for the 6% Secured Convertible Notes.  For this purpose, the Company will reserve 390,000,000 shares of common stock.

We have also added the following statement in this section to explain the amendment of the 6% Notes and 2% Notes.

On September 25 and October 7, 2008, we entered into an agreement with the Purchasers to redeem all of the 6% Notes and 2% Notes.  Under the redemption agreement, the Purchasers agreed to waive their participation right with respect to any new financing that closes before October 31, 2008, and suspend conversions of principal and interest under the 6% Notes and 2% Notes from September 25 to October 31, 2008.  The Company agreed to redeem the notes for a specified price if a new financing was completed before October 31, 2008.  Under the redemption agreement, if the Company failed to redeem the notes by October 31, 2008, the 6% Notes and 2% Notes would be automatically amended to remove limitations on the Purchasers’ right to convert under the 6% Notes and 2% Notes no more than (1) $120,000 per calendar month; and (2) the average daily dollar volume calculated during the ten (10) business days prior to a conversion, per conversion.  On October 27, 2008, we had informed the Purchasers that the Company would not be able to redeem the 6% Notes and the 2% Notes due to failure to close an anticipated new financing.  Therefore, the amendment to 6% Notes and 2% Notes took effective and the Purchasers resumed conversion.

We had also added the following statement in this section to explain the Company’s current plan or understandings to use shares of common stock that we are seeking for authorization for apart from creating a reserve for potential issuance of 6% Notes.

Pursuant to 2004 Stock Incentive Plan, 3,047,907 shares of common stock shall be reserved for the issuance of options and other stock awards after the amendment approved by the 2006 annual shareholder meeting.  Therefore, the Company intends to create a reserve of 3,047,907 shares of common stocks for that purpose.

Moreover, 6,952,093 shares of common stocks will be reserved for other general corporate purposes, for instance, as compensation to consultants.  For example, pursuant to the engagement letter between the Company and Crone Rozynko, LLP, dated December 18, 2008, the Company shall issue 37,500 shares of common stocks to Crone Rozynko, LLP as partial compensation for legal services.

Form 10-K for the Fiscal Year Ended December 31, 2008
General

5.
We note that your Form 10-K for the fiscal year ended December 31, 2008, and your Form 10-Q for the period ended March 31, 2009, both were filed significantly late.  Please explain to us the reason(s) for the lateness of the filings, and advise us as to your efforts to ensure that your periodic reports are filed on a timely basis going forward.

Response: Pursuant to requirement A(2)(c) of Form 10-K, the Company was required to file its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 within 90 days after the end of fiscal year.  On March 27, 2009, the Company filed with the SEC its Notification of inability to timely file Form 10-K.  In this notification, the Company has stated the reason of unable to file the Annual Report on Form 10-K, “Registrant did not obtain all the necessary information prior to the filing date and the attorney and accountant could not complete the required legal information and financial statements and management could not complete the Management's Discussion and Analysis of such financial statements prior to March 31, 2009.”  The Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 was filed on May 18, 2009.

Pursuant to requirement A(1)(b) of Form 10-Q, the Company was required to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 within 45 days after the end of that fiscal quarter.  On May 15, 2009, the Company had filed with the SEC its Notification of inability to timely file Form 10-Q or 10-QSB.  In this notification, the Company has stated the reason of unable to file the Quarterly Report on Form 10-Q, “Registrant did not obtain all the necessary information prior to the filing date and the attorney and accountant could not complete the required legal information and financial statements and management could not complete the Management's Discussion and Analysis of such financial statements prior to May 15, 2009.”  On June 15, 2009, the Company has filed with the SEC its quarterly report for the first fiscal quarter of 2009.

We believe the principal reason for the significant lateness of filing the Annual Report on Form 10-K and Quarter Report on Form 10-Q was the inability of gathering all information that is needed.  Therefore, management could not complete the Management's Discussion and Analysis of financial statements.

In light of the Company’s inability of gathering all information needed for composing the required filings and complete the Management's Discussion and Analysis of financial statements, management had put in place a series of measurements to ensure our periodic reports are filed on a timely basis going forward.

Overall filing process control
●
Chief Financial Officer drafts a plan of reporting work at the end of each period and discusses this plan with management.  The plan contains a timetable, which highlights each subtask from gathering information to filings and the point of time when each subtask shall be finished.

●	The plan will be discussed with auditors and corporate counsels. Chief Financial Officer takes the responsibility of checking the progress of execution of this plan on a daily basis.

●
In case any task is not finished on time, Chief Financial Officer will inform auditors and corporate counsel immediately to update the plan.  We believe this plan will help every party, including management, auditors and corporate counsel to have better control over the progress of filings and respond to delays in a quicker fashion.

Financial information gathering
●
Accounting officers of each of the subsidiaries are required to report to the Chief Financial Officer their progress of financial information gathering, for example closing of accounts, on daily basis.  They are also required to carry out principal analyses over financial information and report their findings to management.

●	It is also required all material financial information be reported to management once it is available.
●	Chief Financial Officer checks the completeness and reviews the consistency of each subsidiary’s financial information.
●	In case any mistake and/or unexpected fluctuations in financial information have been identified, management would response quickly and find the cause of the mistake.

Operational information gathering
●
A special meeting will be called by the Chief Executive Officer and Chief Financial Officer in which senior officers in charge of daily operations of each of our subsidiaries is required to provide all material operational information when the information is available.  They are also required to launch basic analysis over the information and submit analytical reports.  Management staff will check all analytical reports when submitted.

●	Chief Financial Officer and Chief Executive Officer analyze the adequacy and consistency of operational information and draft the Management's Discussion and Analysis of financial statements.
●
With the help of auditors and corporate counsel, management led by Chief Executive Officer and Chief Financial Officer make proper disclosure of Management's Discussion and Analysis of financial statements.

Other
●	Since the Company does not have sufficient qualified/experienced personnel for the filings work, we are actively recruiting new employees who meet such requirements.

6.
Also, where applicable, give effect to both the following two comments in the context of the Form 10-Q insofar as the issues also impact the disclosure you provide in the Form 10-Q for the period ended March 30, 2009.

Response: We have responded to the following two comments accordingly as requested.

7.
In that regard, for example, it is unclear how your officers were able to conclude, as indicated on page 26 of the Form 10-Q, that your disclosure controls and procedures “were effective and designed to ensure that {all required material information} is … reported within the time periods specified” by the Commission’s rules and forms.  Please explain that conclusion to us in greater detail.

Response: We will revise the Form 10-Q as requested.

Controls and Procedures, page 42
8.
We note your statements here that “our CEO and CFO have concluded that, as of December 31, 2008, our disclosure controls and procedures were ineffective” and that “management identified deficiencies that were determined to be a material weakness.”  By contrast, in your Form 10-Q for the fiscal quarter ended March 31, 2009, you state that your CEO and CFO “conclude that ... our disclosure controls and procedures were effective” and that “[t]here were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”  Please explain to us what changes were made between December 31, 2008 and March 31, 2009 to make disclosure controls and procedures effective and to eliminate that material weakness.  We may have additional comments.

Response: We will revise our statement on Form 10-Q as requested.

Executive Compensation, page 47
9.
Ensure that you file as exhibits to your Exchange Act periodic reports all required material contracts, including agreements relating to executive compensation.  For example, by way of illustration only, the exhibit list for your Form 10-K should include the following documents, as described on page 48: employment agreement with Wei Li; employment agreement with Lianjun Luo; and employment agreement with Steven Ning Ma.

Response: We have revised the exhibit list to our 10-K as requested, specifically, employment agreement with Mr. Wei Li, Mr. Steven Ning Ma and Mr. Lianjun Luo had been incorporated into the exhibit list.

10.
We refer you generally to Item 402(l) through 402(r) of Regulation S-K, which you may choose to use as a smaller reporting company.  See also Release No. 33-8876, “Smaller Reporting Company Regulatory Relief and Simplifications.”

Response: We have revised this section following instructions above-mentioned regulations as requested.

11.
On page 47, you state that “[t]he Company had no officers or directors whose total annual salary and bonus during either 2008 or 2007 exceeded $100,000.”  In your Summary Compensation Table on page 48, you include as name executive officers Messrs. Li and Luo.  Elsewhere, in other tables, you include additional persons.  Please review the rules set forth under Item 402(m)(2) of Regulation S-K and its Instructions regarding identifying the named executive officers for a small reporting company, and revise as necessary.

Response: We have reviewed Item 402(m)(2) of Regulation S-K and its instructions regarding identifying the named executive officers for a small reporting company and revised the applicable sections accordingly.

Summary Compensation Table, page 48
12.
If the amount that currently appears in “Bonus” column for Mr. Luo for 2007 is an annual performance bonus that was intended to serve as an incentive for performance to occur over a year, it appears to belong in the “Non-Equity Incentive Plan Compensation” Column rather than the “Bonus” column.  See the definitions of “plan” and “incentive plan” in Items 402(m)(5) and (iii) of Regulation S-K.

Response: We have revise the disclosure regarding Mr. Luo’s bonus as requested.

Narrative disclosure accompanying the Summary Compensation Table, page 48 – Employment Contracts and Termination of Employment and Change of Control Agreements
13.
You state in the narrative disclosure accompanying the Summary Compensation Table that “[t]here are no compensatory plans or arrangements with respect to a named executive officer that would result in payments or installments in excess of $100,000 upon the resignation, retirement or other termination of such executive officer’s employment with us or from a change-in-control.”  Item 402(q) of Regulation S-K requires that disclosure of any material terms regarding retirement benefits, severance arrangements or change in control arrangement, but it does not provide for a materiality threshold of $100,000.  Please revise accordingly.

Response: We have revised the disclosure as requested.

Report of Independent Registered Public Accounting Firm, page F-1
14.	We note that the audit report is unsigned and does not identify the auditor that is giving the report. Please provide a signed audit report that identifies the auditor.

Response: Mao & Company, CPAs, Inc. had reported on the Company's consolidated financial statements for the years ended December 31, 2008 and 2007.  A signed audit report is included in the revised Form 10-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned.

Very truly yours,

/s/ Wei Li
Wei Li, Chief Executive Officer